Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit Brasil Completed the Sale of Extra Itaim in São Paulo for
Total Proceeds of R$350M, realizing a Cash Gain of R$140M (approx. NIS 152M)

TEL-AVIV, ISRAEL; SAO PAULO, BRAZIL December 8, 2017 - Gazit-Globe (NYSE; TSX; TASE: GZT), a global owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets, announced today that its wholly owned subsidiary, Gazit Brasil, completed the sale of Extra Itaim in São Paulo for total proceeds of R$350M realizing a cash gain of R$140M. The sale price represents a gain of R$108M above the IFRS value in Gazit-Globe financial reports as of September 30, 2017 (approximately NIS 117M).

Gazit Brasil acquired its first 17.5% stake in 2010 and since 2013, its ownership was increased to 100% through Gazit Brasil’s proactive management after indirectly acquiring from 3 pension funds, 17.5% each, while its remaining 30% stake was acquired in April 2017 from bankruptcy court.

The property is leased to Extra Hypermarket (Casino Group) with a total GLA of 18,260 sqm, gross area of 57,080 sqm with 1,365 parking spaces on a land area of 17,850 sqm.

Mia Stark, Gazit Brasil CEO: “With this transaction Gazit Brasil is maximizing the retail value in this site. The Extra Itaim sale represents Gazit Brasil’s ability to continue creating value on its Sao Paulo city focused strategy by recycling capital proceeds of this deal into other value-add opportunities identified throughout the city.”

Gazit Brasil in recent years became a dominant player with defined strategy to focus on urban located assets in one of the alpha cities in the world, Sao Paulo, and as result built a unique portfolio of irreplaceable assets that reach 5 million Paulistanos monthly. Due to its location and hands on management, the portfolio has continued to grow across all metrics, year over year.

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is a global owner developer and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2017 Gazit-Globe owns and operates 130 properties, with a gross leasable area of approximately 2.7 million square meters and a total value of approximately NIS 37.5 billion. In addition, the Company owns 32.6% of First Capital Realty Inc and 10.9% of Regency Centers Corporation.

About Gazit Brasil

Gazit Brasil is an urban location-driven retail owner, manager, operator and redeveloper. Wholly-owned subsidiary of Gazit-Globe, the company has become a preeminent force in re-imagining and creating the most relevant retail and mixed-use environments in the business capital of Latin America, Sao Paulo.

With the closing of this transaction, Gazit Brasil owns and operates 8 income producing properties with a gross leasable area of approximately 126,000 square meters and a total value of about R$1.8B (approximately USD$560M).

FOR ADDITIONAL INFORMATION

Investors Contact: IR@gazitgroup.com, Media Contact: Press@gazitgroup.com

GAZIT GLOBE

10 Nisim Aloni St. Tel Aviv 62919 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazitglobe.com